BNY MELLON INVESTMENT ADVISER, INC.

240 Greenwich Street

New York, New York 10286

February 12, 2026

BNY Mellon Investment Funds III

- BNY Mellon International Bond Fund

240 Greenwich Street

New York, New York 10286

Re: Expense Limitation Agreement

To Whom It May Concern:

Effective February 27, 2026, BNY Mellon Investment Adviser, Inc. ("BNYIA"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon International Bond Fund (the "fund"), a series of BNY Mellon Investment Funds III (the "Trust"), as follows:

Until February 27, 2027, BNYIA has contractually agreed to waive receipt of its fees and/or assume the direct expenses of Class A shares of the fund so that the direct expenses of Class A shares (excluding shareholder services fees, taxes, interest expense, brokerage commissions, commitment fees on borrowings and extraordinary expenses) do not exceed .77%. On or after February 27, 2027, BNYIA may terminate this expense limitation agreement at any time.

This Agreement may only be amended by agreement of the Trust, on behalf of the fund, upon the approval of the Board of Trustees of the Trust and BNYIA to lower the net amounts shown and may only be terminated prior to February 27, 2027, in the event of termination of the Management Agreement between BNYIA and the Trust on behalf of the fund.

BNY MELLON INVESTMENT ADVISER, INC. By: By: /s/James Windels James Windels Director
Accepted and Agreed To: BNY MELLON INVESTMENT FUNDS III, On behalf of BNY Mellon International Bond Fund By: /s/Sarah Kelleher Sarah Kelleher Secretary